[Letterhead of BPI Energy Holdings, Inc.]
Randall L. Elkins
Controller and Chief Financial Officer
BPI Energy Holdings, Inc.
30775 Bainbridge Road, Suite 280
Solon, Ohio 44139
RElkins@bpi-energy.com
August 7, 2008
By EDGAR and Fax
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Christopher J. White, Branch Chief
RE:	BPI Energy Holdings, Inc. Form 10-K for Fiscal Year Ended July 31, 2007 Filed October 29, 2007 File No. 001-32695
Dear Mr. White:
We are in receipt of your letter dated July 31, 2008 requesting responses to your comments on our Form 10-K referenced above. Due to the travel schedules of certain key employees whose involvement will be necessary to respond to your comments, we respectfully request an extension of time to respond to such questions until August 29, 2008. Please confirm as to whether this is acceptable to you.
Sincerely,
/s/ Randall L. Elkins
Randall L. Elkins
Controller and Chief Financial Officer
BPI Energy Holdings, Inc.
cc:      James G. Azlein, President and Chief Executive Officer